WPN Resources Ltd

FILE No. 82-2418
Rule 12g3-2 (b)

~~Grove Energy Limited~~

SUPPL

[redacted]

Date: August 16, 2005

05010708

**NEWS RELEASE**

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## GROVE ENERGY COMPLETES FARMIN OF INTEREST OFFSHORE UK SOUTHERN GAS BASIN BLOCK

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**Grove Energy Limited ("Company") (TSX-V & AIM: GRV)** the oil and gas exploration company with assets in Europe and the Mediterranean Margin has completed the farmin with Sterling Resources (U.K) Ltd ("Sterling") under which Grove will acquire a 25% interest in Block 42/13 located in the UK Southern North Sea Gas Basin. The approval of the UK Department of Trade and Industry (DTI) has been obtained. Sterling will remain operator.

Grove will earn its interest by paying 50% of the turnkey dry hole costs of a well to the Carboniferous formation. Testing costs will be paid by the parties according to their working interests.

Studies completed by the operator's consultants confirm the potential for a large structure within which a 400 foot gas column was proven by a well drilled in 1997. The study further shows that the discovery well had significant well bore damage and that an undamaged well should have produced rates of natural gas on test ranging from 10 to 25 MMscf/d.

The operator is now soliciting turnkey drilling proposals for a jack up rig and is commencing the application process necessary for pre-drilling approvals from the various regulatory bodies.

***Grove is committed to building a diversified exploration, appraisal and development portfolio of oil and gas assets in Europe and the Mediterranean Margin. Grove's principal business strategy is to generate a sustainable cash flow as quickly as possible. Grove's assets are in proven hydrocarbon provinces, close to existing discoveries and infrastructure, in regions that are net importers of hydrocarbons with high domestic hydrocarbon prices and in countries with stable legal and political environments.***



**GROVE ENERGY LIMITED**

Per <u>"Glenn Whiddon"</u>
GLENN R. WHIDDON, CEO

Some of the statements contained in this release are forward-looking statements. Forward looking statements include but are not limited to, statements concerning estimates of recoverable hydrocarbons, expected hydrocarbon prices, expected costs, statements relating to the continued advancement of the Company's projects and other statements which are not historical facts. When used in this document, and on other published information of the Company, the

dlw 9/25

FILE No. 82-2418
Rule 12g3-2 (b)

words such as "could," "estimate," "expect," "intend," "may," "potential," "should," and similar expressions are forward-looking statements. Although the Company believes that its expectations reflected in the forward-looking statements are reasonable, such statements involve risk and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Various factors could cause actual results to differ from these forward-looking statements including the potential for the Company's projects to experience technical or mechanical problems, geological conditions in the reservoir may not result in a commercial level of oil and gas production, changes in product prices and other risks not anticipated by the Company or disclosed in the Company's published material. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.

Neither the TSX Venture Exchange nor the AIM Market operated by London Stock Exchange plc approves nor disapproves of the information contained herein.

The information contained herein does not constitute an offer of securities for sale in the United States, United Kingdom, Canada, Japan or Australia.

**For further information please contact:**
Glenn Whiddon, CEO
Web: www.groveenergy.com
E-Mail: office@groveenergy.com
**North America**
Phone: +1 604 669 2099
Fax: +1 604 943 3716
**United Kingdom**
Robert Finlay
Canaccord Capital (Europe)
Phone: +44 (0)207 518 2777

Gary Middleton
St. Swithins
Phone :+44 (0)7951603289
gary@swithins.com